UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Aegean Marine Petroleum Network Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y0017S102

(CUSIP Number)

THE committee for aegean accountability

c/o Tyler Baron

1 Ferry Building, Suite 255

San Francisco, California 94111

(415) 677-5490

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE COMMITTEE FOR AEGEAN ACCOUNTABILITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,109,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,109,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,109,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TYLER BARON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		160,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

160,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JUSTIN MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		712,559
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

712,559
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

AUGUST ROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		850,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

850,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		865,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

865,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		865,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

865,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NORTH CAROLINA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,057,507
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,057,507
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,057,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IA

8

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

HIMANSHU H. SHAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,057,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,594
	10	SHARED DISPOSITIVE POWER

1,057,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		313,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

313,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE DEEP VALUE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		324,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

324,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IV

11

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,043,939
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,043,939
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,043,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IA

12

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JOSEPH E. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,043,939
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,000
	10	SHARED DISPOSITIVE POWER

2,043,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,,112,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

CHRISTOPHER D. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,735
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,043,939
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,735
	10	SHARED DISPOSITIVE POWER

2,043,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,071,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

RAYMOND J. BARTOSZEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		150,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

150,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE KIRSHNER LIVING TRUST DTD 4/29/2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

16

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

DAVID K. KIRSHNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

DONALD A. MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. Y0017S102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       On December 20, 2017, the filing persons formed The Committee for Aegean Accountability (the “Committee”) pursuant to a Group Agreement, as amended by the Joinder Agreement dated January 31, 2018, further defined and described below in Item 6. The members of the Committee include:

(i)	Tyler Baron, as a nominee for the Board of Directors of the Issuer (the “Board”), with respect to the Shares directly and beneficially owned by him;
(ii)	August Roth, with respect to the Shares directly and beneficially owned by him;
(iii)	Justin Moore, with respect to the Shares directly and beneficially owned by him;
(iv)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(v)	Shah Capital LLC (“Shah Capital”), a Delaware limited liability company, as the general partner of Shah Opportunity, with respect to the Shares directly and beneficially owned by it;
(vi)	Shah Capital Management Inc. (“Shah Management”), a North Carolina corporation, as the investment manager of Shah Opportunity and of a certain managed account (the “Shah Management Account”), with respect to the Shares directly and beneficially owned by it;
(vii)	Himanshu H. Shah, as President and Chief Investment Officer of Shah Management and as Managing Member of Shah Capital, with respect to the Shares directly and beneficially owned by him;
(viii)	Towle Capital Partners LP (“Towle Capital”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ix)	Towle Deep Value Fund (“Towle Value”), a Delaware statutory trust and registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the Shares directly and beneficially owned by it;
19

CUSIP No. Y0017S102

(x)	Towle & Co. (“Towle”), a Missouri corporation, as the general partner of Towle Capital, the investment manager of Towle Value and of a certain managed account (the “Towle Account”) a, with respect to the Shares directly and beneficially owned by it;
(xi)	Joseph E. Towle, as an owner of Towle, with respect to the Shares directly and beneficially owned by him;
(xii)	Christopher D. Towle, as an owner of Towle, with respect to the Shares directly and beneficially owned by him;
(xiii)	Raymond J. Bartoszek, as a nominee for the Board, with respect to the Shares directly and beneficially owned by him;
(xiv)	The Kirshner Living Trust dtd 04/29/2015, a Florida Trust (the “Kirshner Trust”), with respect to the Shares directly and beneficially owned by it;
(xv)	David K. Kirshner, as a nominee for the Board and as trustee of the Kirshner Trust; and
(xvi)	Donald A. Moore, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Mr. Baron is 1 Ferry Building, Suite 255, San Francisco, California 94111. The address of the principal office of Messrs. Roth and Moore is 1050 Chestnut St., Menlo Park, California 94025. The address of the principal office of each of Shah Opportunity, Shah Capital, Shah Management and Mr. Shah is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615. The address of the principal office of each of Towle Capital, Towle Value, Towle and Messrs. J. Towle and C. Towle is 1610 Des Peres Road, Suite 250, St. Louis, Missouri 63131. Mr. Bartoszek’s principal business address is 343 Greenwich Ave., Suite 200, Greenwich, Connecticut 06830. The principal business address of each of the Kirshner Trust and Mr. Kirshner is 178 N Washington Drive, Sarasota, Florida 34236. Mr. D. Moore’s principal business address is 100 Eaton Square, London, SW1W9AA.

(c)       The principal business of Mr. Baron is serving as the Portfolio Manager of Sentinel Rock Capital, LLC. The principal business of Mr. Roth is as an investor. The principal business of Mr. Moore is as an investor. The principal business of each of Shah Opportunity, Shah Capital and Shah Management is investing in securities. The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital. The principal business of each of Towle Capital, Towle Value and Towle is investing in securities. The principal business of Mr. C. Towle is serving as President and Chief Executive Officer of Towle. The principal business of Mr. J. Towle is founder and owner of Towle. The principal occupation of Mr. Bartoszek is serving as Managing General Partner of RLB Holdings, LLC. The principal business of the Kirshner Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. The principal occupation of Mr. Kirshner is serving as an Affiliate Partner of Lindsay Goldberg LLC. The principal occupation of Mr. D. Moore is serving as an investor and Chairman of the Institute of Contemporary Arts (London).

20

CUSIP No. Y0017S102

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Baron, Roth, J. Moore, Shah, J. Towle, C. Towle, Bartoszek and Kirshner are citizens of the United States of America. Mr. D. Moore is a citizen of the United Kingdom. Shah Opportunity, Shah Capital, Towle Capital and Towle Value are organized under the laws of the State of Delaware. Shah Management is organized under the laws of the State of North Carolina. Towle is organized under the laws of the State of Missouri.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Baron were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 160,000 Shares beneficially owned by Mr. Baron is approximately $688,770, excluding brokerage commissions.

The Shares purchased by Mr. Roth were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 850,000 Shares beneficially owned by Mr. Roth is approximately $3,932,935, including brokerage commissions.

The Shares purchased by Mr. J. Moore were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 712,559 Shares beneficially owned by Mr. Moore is approximately $2,918,105, including brokerage commissions.

The Shares purchased by each of Shah Opportunity and held in the Shah Management Account were purchased with the investment capital of Shah Management clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 865,000 Shares beneficially owned by Shah Opportunity is approximately $4,081,983, including brokerage commissions. The aggregate purchase price of the 192,507 Shares held in the Shah Management Account is approximately $1,542,170, including brokerage commissions.

The Shares purchased by Mr. Shah were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 35,594 Shares directly beneficially owned by Mr. Shah and is approximately $156,614, including brokerage commissions.

The Shares purchased by each of Towle Capital, Towle Value and held in the Towle Account were purchased with the investment capital of Towle clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 313,000 Shares beneficially owned Towle Capital is approximately $2,014,123, excluding brokerage commissions. The aggregate purchase price of the 324,700 Shares beneficially owned Towle Value is approximately $2,503,795, excluding brokerage commissions. The aggregate purchase price of the 1,406,239 Shares held in the Towle Account is approximately $9,571,843, excluding brokerage commissions.

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CUSIP No. Y0017S102

The Shares purchased by each of Messrs. J. Towle and C. Towle were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 69,000 Shares owned directly and beneficially by Mr. J. Towle, including the 10,100 Shares owned by Ellwood House Association (“Ellwood”), a non-profit organization of which Mr. J. Towle is the investment manager, is approximately $404,492, including brokerage commissions. The aggregate purchase price of the 27,735 Shares owned directly and beneficially by Mr. C. Towle, including (i) 4,500 Shares directly owned by his spouse, and (ii) 1,235 Shares owned by Towle Institutional Partners, LP (“Towle Partners”), of which Mr. C. Towle is the general partner and investment manager, is approximately $171,714, including brokerage commissions.

The Shares purchased by Mr. Bartoszek were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 150,000 Shares beneficially owned by Mr. Bartoszek is approximately $725,613, including brokerage commissions.

The Shares purchased by the Kirshner Trust were purchased with the personal funds of Mr. Kirshner (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,000 Shares beneficially owned by the Kirshner Trust is approximately $14,275, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Committee for Aegean Accountability Committee (the “Committee”) highlighted in its open letter to the Board issued in December 2017 that the present state of corporate governance at the Company is untenable and change is desperately needed.  The Committee believes that the potential for operational improvement and value creation at the Issuer is substantial  and that value will only be unlocked by implementing and successfully executing against a long-term strategic plan.  The Committee believes fresh Board members with areas of expertise well-suited to the challenges and opportunities facing the Issuer are required to formulate and oversee the execution of this plan.

To that end, on January 31, 2018, Mr. Baron delivered a letter to the Issuer (the “Nomination Letter”) on behalf of the Committee nominating a slate of four highly qualified director candidates, Tyler Baron, Raymond J. Bartoszek, David K. Kirshner and Donald A. Moore (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies listed below. The Reporting Persons are open to engaging  in a constructive dialogue with the Issuer’s management team and Board with the aim of upgrading corporate governance, enhancing the existing Board, and improving the financial performance of the Issuer. However, the Reporting Persons note that the response from the Board to date has ranged from indifference to entrenchment.

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The Committee’s director nominees:

Tyler Baron, age 38, is a professional value investor and has been the Portfolio Manager of Sentinel Rock Capital, LLC, a hedge fund that applies a fundamental, absolute value oriented strategy across long/short investment opportunities expressed in small and mid-capitalization equities and debt, since 2012. Prior to that, Mr. Baron served in a number of roles as a Partner at Spring Point Capital, a $1.5 billion market neutral hedge fund based in San Francisco from January 2006 to September 2011. Mr. Baron joined Spring Point as an analyst responsible for investment idea generation and progressed to managing research for the long portfolio and becoming the third largest equity partner at the firm. Mr. Baron began his investing career in September 2003, when he started working as an analyst at CBI Capital LLC, a long/short hedge fund based in New York City where he focused on value and special situations investments across a variety of industries, until December 2005. Mr. Baron joined the restructuring group as an analyst at Peter J. Solomon Company, a boutique investment bank, providing financial advisory services to debtors and creditor groups undergoing debt restructurings, from July 2001 to September 2002. He attended the University of California at Berkeley and graduated with a B.S. degree from the Haas School of Business in 2001. Mr. Baron’s comprehensive knowledge of capital markets, corporate finance, and public company governance practices as a result of his investment experience, well qualifies him to serve as a member of the Board.

Raymond J. Bartoszek, age 53, has been the co-founder and a managing general partner of RLB Holdings, LLC, an investment firm dedicated to having a diversified portfolio and a double bottom lined investment approach since January 2011. In September 2011, Mr. Bartoszek became the youngest Limited Partner of the New York Yankees and continues to hold an ownership interest in Yankees Global Enterprises. Mr. Bartoszek has served as owner and managing partner of Horseheads Sand and Transloading Terminal (a/k/a "HOST Terminal"), an energy terminal that services some of the most productive wells in the Marcellus Shale, since January 2012. Prior to that, Mr. Bartoszek was a professional oil trader specializing in the supply of marine bunker fuels to global shipping companies at Glencore Ltd., an integrated commodity production, marketing and trading business, where he held a number of management positions from January 1997 to December 2010. In 2004, Mr. Bartoszek became Managing Director of Glencore Ltd. and was one of the directors of that firm which had a successful IPO in 2011. From 1991 to 1996, Mr. Bartoszek was an analyst and then became a fuel oil trader at Texaco Inc., which manufactures and retails petroleum products, in New York, London and Houston, Texas. After a 20-plus year energy trading career at Texaco and Glencore Limited, Mr. Bartoszek turned to private equity and the development of a family office. Mr. Bartoszek currently serves on the boards of SolutionPoint International, Inc., a provider of an integrated array of business intelligence, security and compliance, identity assurance and situational awareness solutions (since October 2011); Kineta, Inc., an emerging biotechnology company developing first in class immunotherapies (since January 2017); and Recon Capital Partners LLC, a financial services company (since January 2014). Mr. Bartoszek also served on the Board of Trustees for the Whitby School from 2013 to 2016. Mr. Bartoszek served as a Non-Executive Director of Chemoil Energy Limited from March 2010 to January 2011. Mr. Bartoszek holds a M.B.A. with a focus in International Business from Rensselaer Polytechnic Institute and a Dual-Major B.S. degree from the U.S. Merchant Marine Academy. Mr. Bartoszek’s more than 20 years of energy trading experience, extensive expertise in the physical bunkering industry, proven track record of managing a global team and portfolio of assets, together with his board experience, well qualifies him to serve as a member of the Board.

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CUSIP No. Y0017S102

David K. Kirshner, age 61, has served as an Affiliate Partner of Lindsay Goldberg, LLC, a private equity firm, since July 2017 and the Chairman of the Board of one of their portfolio companies, Axeon Specialty Products LLC. Prior to that, Mr. Kirshner was the President and Chief Executive Officer of Axeon Specialty Products LLC, a $1 billion asphalt and specialty petroleum products marketing and refining company, from May 2014 to June 2017. Mr. Kirshner installed a new management team, directed the establishment of a back office/services organization to support the business, and overhauled the front office marketing, refining, commercial, supply, and optimization processes. Under Mr. Kirshner’s leadership the business went through an extensive turnaround that culminated in the successful sale of a majority of the business. Prior to that, Mr. Kirshner served as a Senior Vice President of Commercial at Tesoro Corporation (n/k/a Andeavor) (NYSE: ANDV), an independent refiner and marketer of petroleum products from October 2011 to April 2014 where he managed teams that traded and marketed bunker fuels. Mr. Kirshner was Vice President of Supply, Trading, and Transportation at Hess Corporation (NYSE: HES), a global independent energy company engaged in the exploration and production and marketing and refining of oil and gas, from May 2001 to September 2011, where he also focused on the supply and trading of bunker fuels. In addition, Mr. Kirshner spent 23 years in the U.S., Europe and Asia at Mobil Corporation and later ExxonMobil Corporation (NYSE: XOM), a multinational oil and gas corporation, where he held a number of positions of increasing responsibility in supply, trading, risk management, lubricants, and fuels from June 1978 to April 2001. Mr. Kirshner is dedicated to community-based organizations and has served on the Finance Advisory Committee of Ability Beyond, a non-profit that serves people with disabilities in Connecticut and New York, since April 2017, Advisory Board of Builders Beyond Borders, a non-profit organization that provides students the opportunity to engage in humanitarian service projects for impoverished communities, from 2009 to 2011, and the financial steering board for the Point Program, a non-profit program devoted to the successful independent integration of young adults with learning differences into the community, from 2011 to 2013. Mr. Kirshner received his B.S. degree in Systems Engineering/Industrial Engineering and Operations Research with a minor in Economics from Southern Methodist University. Mr. Kirshner’s more than 30 years of experience in senior roles of management responsibility in the fuels industry, together with his track record of growing profitable businesses and his experience in operational turnarounds, well qualifies him to serve as a member of the Board.

Donald A. Moore, age 67, most recently served as the Chairman of Morgan Stanley Group (Europe), from October 2000 to December 2016 and as Chairman of the Financial Institutions Group at Morgan Stanley (NYSE: MS), a leading global financial services firm, from January 2013 to December 2016. In April 2004, he was appointed to the newly created European Management Committee and in October 2003, he was appointed Chairman of the European Advisory Board. In addition, from 1997 to 2005, he was a member of the Global Investment Banking Operating Committee. Mr. D. Moore moved to London in 1997 to serve as Vice Chairman of Morgan Stanley, where he was involved in over $500 billion worth of transactions, including spearheading a 5.5 billion euro rescue rights tissue for French Bank Societe Generale in the wake of the Jerome Kerviel trading scandal in 2008. Prior to that, in 1995, Mr. D. Moore was appointed by the US Treasury Secretary Robert Rubin to serve on the US Treasury Advisory Council on Financial Institutions. Mr. D. Moore joined Morgan Stanley in investment banking in 1975, where he held a number of senior management positions including Vice Chairman of European Operations from 1997 to 2000, Global Head of Financial Institutions from 1986 to 1997, and head of the Financial Institutions Group from 1979 to 1986, a period during which he advised on 120 equity and M&A transactions in the banking industry. Since October 2016, Mr. D. Moore has served as a Chairman of The Institute of Contemporary Arts (London), an artistic and cultural center. Prior to that, he has served as a Trustee of the Corporate Board of Carnegie Hall, a Trustee of The National Gallery (London), as well as a member on the Advisory Board of the London Symphony Orchestra. Prior to that Mr. Moore attended the London School of Economics and holds a B.A. with Honors from Pomona College and a M.B.A. from Harvard Graduate School of Business Administration. Mr. D. Moore’s extensive experience in senior roles of financial responsibility, including having served as the Chairman of Morgan Stanley Group (Europe ) and having served as Global Chairman of Financial Institutions at Morgan Stanley, together with his familiarity working closely with major governments, institutions and corporations on strategic and financial issues, including mergers, acquisitions, divestitures, restructurings and equity financings, well qualifies him to serve as a member of the Board.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,640,422 Shares outstanding as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 6-K filed with the SEC on November 15, 2017.

A.	Mr. Baron
(a)	As of the close of business on February 2, 2018, Mr. Baron directly owned 160,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baron has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	Mr. J. Moore
(a)	As of the close of business on February 2, 2018, Mr. J. Moore directly owned 712,559 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 712,559
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,559
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. J. Moore since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Roth
(a)	As of the close of business on February 2, 2018, Mr. Roth directly owned 850,000 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 850,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Roth since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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D.	Shah Opportunity
(a)	As of the close of business on February 2, 2018, Shah Opportunity beneficially owned 865,000 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 865,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 865,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Shah Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Shah Capital
(a)	Shah Capital, as the general partner of Shah Opportunity, may be deemed the beneficial owner of the 865,000 Shares owned by Shah Opportunity

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 865,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 865,000
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Shah Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Shah Management
(a)	As of the close of business on February 2, 2018, 192,507 Shares were held in the Shah Management Account. Shah Management, as the investment manager of Shah Opportunity, may be deemed the beneficial owner of 1,057,507 Shares consisting of 865,000 Shares owned by Shah Opportunity.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,057,507
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,507
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Shah Management and on behalf of Shah Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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G.	Mr. Shah
(a)	As of the close of business on February 2, 2018, Mr. Shah directly owned 35,494 Shares. Mr. Shah, as President and Chief Investment Officer of Shah Management and the managing member Shah Capital, may be deemed the beneficial owner of 1,093,101 Shares consisting of (i) 865,000 Shares owned by Shah Opportunity and (ii) 192,507 Shares held in the Shah Management Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 35,594
2. Shared power to vote or direct vote: 1,057,507
3. Sole power to dispose or direct the disposition: 35,594
4. Shared power to dispose or direct the disposition: 1,057,507

(c)	Mr. Shah has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transaction in the Shares on behalf of Shah Capital and Shah Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Towle Capital
(a)	As of the close of business on February 2, 2018, Towle Capital beneficially owned 313,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 313,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 313,000
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.
I.	Towle Value
(a)	As of the close of business on February 2, 2018, Towle Value beneficially owned 324,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 324,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 324,700
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Towle Value since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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J.	Towle
(a)	As of the close of business on February 2, 2018, 1,406,239 Shares were held in the Towle Account. Towle, as the general partner of Towle Capital and investment manager of Towle Value, may be deemed the beneficial owner of 2,043,939 Shares consisting of (i) 313,000 shares owned by Towle Capital and (ii) 324,700 shares owned by Towle Value.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,043,939
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,043,939
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Towle through the Towle Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Mr. J. Towle
(a)	As of the close of business on February 2, 2018, Mr. J. Towle directly owned 58,900 Shares and, as the investment manager of Ellwood, may be deemed the beneficial owner of the 10,100 Shares held by Ellwood. Mr. J. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,112,939 Shares consisting of (i) 1,406,239 Shares held in the Towle Account; (ii) 313,000 shares owned by Towle Capital and (iii) 324,700 shares owned by Towle Value.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 69,000
2. Shared power to vote or direct vote: 2,043,939
3. Sole power to dispose or direct the disposition: 69,000
4. Shared power to dispose or direct the disposition: 2,043,939
(c)	Mr. J. Towle has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Towle through the Towle Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Mr. C. Towle
(a)	As of the close of business on February 2, 2018, Mr. C. Towle directly owned 26,500 Shares, including 4,500 Shares owned by his spouse. Mr. C. Towle, as general partner of Towle Partners, may be deemed the beneficial owner of the 1,235 Shares held by Towle Partners. Mr. C. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,071,674 Shares consisting of (i) 1,406,239 Shares held in the Towle Account; (ii) 313,000 shares owned by Towle Capital and (iii) 324,700 shares owned by Towle Value.

Percentage: Approximately 5.1%

(b)

1. Sole power to vote or direct vote: 27,735
2. Shared power to vote or direct vote: 2,043,939
3. Sole power to dispose or direct the disposition: 27,735

4. Shared power to dispose or direct the disposition: 2,043,939

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(c)	Mr. C. Towle has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Towle through the Towle Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Mr. Bartoszek
(a)	As of the close of business on February 2, 2018, Mr. Bartoszek directly owned 150,000 Shares.

Percentage: Less than 1%

(b)

1. Sole power to vote or direct vote: 150,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Bartoszek since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Kirshner Trust
(a)	As of the close of business on February 2, 2018, the Kirshner Trust beneficially owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Kirshner Trust since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
O.	Mr. Kirshner
(a)	Mr. Kirshner, as the trustee of the Kirshner Trust, may be deemed the beneficial owner of the 3,000 Shares owned by the Kirshner Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kirshner has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of the Kirshner Trust since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

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P.	Mr. D. Moore
(a)	As of the close of business on February 2, 2018, Mr. D. Moore did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. D. Moore has not entered into any transactions in the Shares since the filing of the Schedule 13D.

As of the close of business on February 2, 2018, the Reporting Persons collectively beneficially owned an aggregate of 5,109,344 Shares, constituting approximately 12.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 31, 2018, Messrs. Bartoszek, Kirshner and D. Moore entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Group Agreement, dated December 20, 2017, by and among Messrs Baron, Roth, J. Moore, Shah, J. Towle and C. Towle and Shah Capital and Towle, (the “Group Agreement”), pursuant to which each of Messrs. Bartoszek, Kirshner and D. Moore agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Group Agreement was filed as Exhibit 99.1 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joinder Agreement to the Group Agreement, dated January 31, 2018.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018

/s/ Tyler Baron
Tyler Baron

/s/ August Roth
August Roth

/s/ Justin Moore
Justin Moore

Shah Capital Opportunity Fund LP

By:	Shah Capital LLC, its General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital LLC

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital Management

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

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/s/ Himanshu H. Shah
Himanshu H. Shah

Towle Capital Partners LP

By:	Towle & Co., its General Partner

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle Deep Value Fund

By:	Towle & Co., its Investment Manager

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle & Co.

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

/s/ Joseph E. Towle
Joseph E. Towle

/s/ Christopher D. Towle
Christopher D. Towle

/s/ Raymond J. Bartoszek
Raymond J. Bartoszek

/s/ David K. Kirshner
David K. Kirshner

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The Kirshner Living Trust dtd 04/29/2015

By:	/s/ David K. Kirshner
	Name:	David K. Kirshner
	Title:	Trustee

/s/ Donald A. Moore
Donald A. Moore

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SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

august roth

Purchase of Common Stock	50,000	4.5787*	01/04/2018

justin moore

Purchase of Common Stock	6,095	4.8000	01/24/2018
Purchase of Common Stock	22,700	4.8000	01/26/2018
Purchase of Common Stock	2,300	4.7750	01/26/2018
Purchase of Common Stock	25,000	4.7000	01/30/2018
Purchase of Common Stock	5,925	4.6500	01/30/2018
Purchase of Common Stock	549	4.6500	01/31/2018

Shah Capital management inc.

(Through the Shah Management Account)

Purchase of Common Stock	47,917	4.6500	01/31/2018

Shah Capital opportunity fund lp

Purchase of Common Stock	6,200	4.2522	12/29/2017

Towle Deep value fund

Purchase of Common Stock	14,000	4.6566	01/16/2018

TOWLE & CO.
(Through the Towle Account)

Purchase of Common Stock	100	4.0750	12/21/2017
Purchase of Common Stock	35,000	4.6566	01/16/2018
Purchase of Common Stock	900	4.7250	01/30/2018

Raymond j. bartoszek

Purchase of Common Stock	39,600	4.6527	01/17/2018
Purchase of Common Stock	20,000	4.6259	01/18/2018
Purchase of Common Stock	20,000	4.7804	01/19/2018
Purchase of Common Stock	400	4.8750	01/19/2018
Purchase of Common Stock	20,000	4.9938	01/22/2018
Purchase of Common Stock	30,000	4.8967	01/25/2018
Purchase of Common Stock	20,000	4.8488	01/26/2018

* Represent weighted average price

34

CUSIP No. Y0017S102

THE KIRSHNER LIVING TRUST DTD 04/29/2015

Purchase of Common Stock	1,000	4.5750	01/18/2018
Purchase of Common Stock	1,000	4.8500	01/24/2018
Purchase of Common Stock	1,000	4.8500	01/25/2018